700 Tech Court
Louisville, CO 80027
VIA EDGAR
May 12, 2023
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Ansart
Re: Charlotte's Web Holdings, Inc.
       Acceleration Request for Registration Statement on Form S-3
       Filed May 3, 2023
       File No. 333-271596
Dear Ms. Ansart,
Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, Charlotte’s Web Holdings, Inc. (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 17, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, DLA Piper LLP (US), by calling Penny J. Minna at (410) 580-4228.
If you have any questions regarding this request, please contact Penny J. Minna of DLA Piper LLP (US) at (410) 580-4228.

Sincerely,
CHARLOTTE'S WEB HOLDINGS, INC.

/s/ Stephen Rogers
Stephen Rogers
General Counsel

700 Tech Court
Louisville, CO 80027
cc: Jacques Tortoroli, Chief Executive Officer, Charlotte’s Web Holdings, Inc..
     Penny J. Minna, DLA Piper LLP (US)
     Christopher Pejovic, DLA Piper (Canada) LLP